Acquisition of Putnam Tax Free Health Care Fund

On September 17, 2007, the fund issued 21,831,305 class A shares, in exchange for 13,433,457 class A shares of Putnam Tax Free Health Care Fund to acquire that funds net assets in a tax-free exchange approved by the Trustees. The net assets of the fund and Putnam Tax Free Health Care Fund on September 14, 2007, the valuation date, were $1,244,251,419 and $189,019,807 respectively. On September 14, 2007, Putnam Tax Free Health Care Fund had distributions in excess of net investment income of $241,633, accumulated net realized loss of $4,628,854 and unrealized appreciation of $6,789,584. The aggregate net assets of the fund immediately following the acquisition were $1,433,271,226.

Information presented in the Statement of operations and changes in net assets reflect only operations of Putnam Tax Exempt
Income Fund.